DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

February 26, 2010

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Stephani Bouvet, Examiner
Robert Benton, Staff Accountant
Kathleen Collins, Accounting Branch Chief
Matthew Crispino

Re:                             Convio, Inc.

Registration Statement on Form S-1 filed January 22, 2010

File No. 333-164491

Ladies and Gentlemen:

We are writing on behalf of Convio, Inc. (the “Company”) in response to the comment letter dated February 19, 2010 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-1, as amended (File No. 333-164491, the “Registration Statement”). The Company is also filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed.  This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 1.

For the Staff’s convenience, we have included a table in Schedule 1 attached hereto identifying the page numbers in Amendment No. 1 containing revised disclosure in response to comments indicated thereon.

General

1.                                       We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments, once a price range is included and the material information that now appears blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:  The Company acknowledges that the disclosure of the price range and related information may cause the Staff to raise issues on areas on which the Staff has not previously commented.

2.                                       We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. For example, you may not omit from the cover the number of shares to be offered, nor may you omit the number of authorized shares of common stock from your description of capital stock on page 120. Please fill in all blanks throughout the registration statement except for the specific information that Rule 430A allows you to omit. Please see Section II.A.7 of Release No. 33-6714, and note that all price-dependent information should be provided in the preliminary prospectus that you circulate, using the mid-point of the estimated price range.

Response:  The Company acknowledges the Staff’s comment and has included disclosure on page 122 in Amendment No. 1.  The Company will include all required information prior to circulating a preliminary prospectus to potential investors.  The Company acknowledges that the Staff may have additional comments when the Company files an amendment to the Registration Statement containing such information.

3.                                       We are reviewing the confidential treatment request submitted January 25, 2010 for portions of Exhibits 1.16, 10.16.1 and 10.16.2 to your Form S-l Comments will be provided under separate cover.

Response:  The Company acknowledges the Staff’s comment.

Cover Page

4.                                       Please remove the reference to “Joint-Book Running Managers” from the cover page. We would not object to this disclosure in the Underwriting section and/or on the back cover page of the prospectus.

Response:  The Company has removed the reference to “Joint-Book Running Managers” from the cover page.

Risk Factors, page 9

5.                                       We note your statements in the introductory paragraph of this section that the risks discussed in your risk factor disclosure “are not the only ones we face,” and that “additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.” The risk factor section must contain all the material risks associated with the offering. Please revise your disclosure to omit this statement.

Response:  The Company has revised the disclosure set forth on page 9 in Amendment No. 1.

Special Note Regarding Forward-Looking Statements, page 30

6.                                       You state that you believe the third party data included in the prospectus is reliable but you have not independently verified such information. As you know, market data included in your registration statement must be based on reasonable and sound assumptions. Please revise the text in your prospectus as necessary to remove any suggestions that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

Response:  The Company has revised the disclosure set forth on page 30 in Amendment No. 1.

Selected Financial Data, page 36

7.                                       Revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish a portion of your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01 (a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Response:  The Company has revised the disclosure set forth on page 37 in Amendment No. 1 and has included language to indicate that the Company intends to include the pricing-based pro forma earnings prior to circulating a preliminary prospectus to potential investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Goodwill and Identifiable Assets, page 45

8.                                       Please revise your discussion regarding the company’s accounting for the valuation of goodwill to include the following:

•                                          A description of methods and key assumptions used and how the key assumptions were determined;

•                                          A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•                                          The material implications, if any, of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting policy disclosures.

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response:  The Company has revised the disclosure set forth on page 45 in Amendment No. 1.

Stock-Based Compensation, page 45

9.                                       Considering you filed your initial registration statement in January 2010, tell us how you determined the 40% probability weighting to the IPO Scenario in your fourth quarter 2009 common stock valuation analysis. In this regard, provide a timeline as it relates to management’s considerations to file this registration statement including when you first initiated discussions with underwriters. Also, tell us why the fourth quarter valuation discussion on page 51 refers only to September 2009 through October 2009. In addition, tell us when the underwriters first communicated their estimated price range and amount for your stock and tell us your proposed IPO price, if known.

Response:  The Company advises the Staff that the Company weighted the probability of an IPO and staying private equally at 40% because during the end of the third quarter and the beginning of the fourth quarter, the Company was actively involved in discussions with several investment firms regarding a potential equity recapitalization to provide additional capital to the Company and to provide liquidity to existing stockholders.  At the time that the Company issued options in October 2009, the Company believed that the prospect of a private financing was at least as likely as an IPO.  The IPO window was then only beginning to reopen, and at the time of October board meeting, only four software companies had completed an IPO in 2009.  As more companies began to access the public equity markets in the fourth quarter of 2009, the Company elected to proceed with its IPO process in lieu of a private financing.  This decision was made primarily because the Company has numerous institutional and individual stockholders with varying investment horizons, and management believed that an IPO, instead of a private financing would best satisfy the stockholders and achieve the intended purpose.  The Company commenced its IPO process with its organizational meeting on December 8, 2009.  For these reasons, the Company believes that its judgment regarding the fair market value of its common stock in October 2009 was reasonable.

The Company references September 2009 through October 2009 in the first paragraph because the changes in the Company’s performance and in the markets provides context for the Company’s determination of fair market value in October 2009.

The Company met with prospective investment bankers regarding a potential IPO during the week of November 9, 2009.  The Company will advise the Staff when it knows its proposed offering price.

10.                                 When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying common stock as of the most recent valuation date and the midpoint of your IPO offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock. Please continue to update this information for any equity issuances made and common stock valuations performed subsequent to your most recent balance sheet date through the effective date of the registration statement.

Response:  The Company has updated the disclosure on pages 48 and 53 of Amendment No. 1 related to issuances made and common stock valuations performed subsequent to December 31, 2009.  The Company further acknowledges that the Staff may have additional comments, and the Company will continue to update the information.

11.                                 We note that you attribute increases in subscription and services revenues to sales of your solutions to new clients as well as to sales of additional products and services to existing clients.

Please expand your discussion to separately disclose the increase in revenue due to new clients from the increase in revenue due to existing clients. In addition, we note from your discussions of renewal rates throughout the filing, that a change in your renewal rates will impact your revenues and operating results. To the extent that renewal rates and the number of current customers versus new customers are key indicators used by management to monitor your business, revise your MD&A disclosures to include both a quantitative and qualitative discussion of such metrics. If you do not believe these are key metrics, then please explain why. Refer to Item 303(a)(3) of Regulation S-K and SEC Release 33-8350.

Response:  The Company has expanded the disclosure on page 56.  The Company respectfully advises the Staff that, in lieu of renewal rates and new customer acquisition rates, management uses churn (as described in MD&A on pages 40-41) as the key metric to evaluate and monitor the performance of the business with respect to existing customers.  Towards that end, the compensation committee has also established churn as an element of executive compensation as described in CD&A on page 102.  The churn metric contemplates renewals in that the Company defines churn as the amount of any lost software monthly recurring revenue and usage revenue in a period, divided by software monthly recurring revenue at the beginning of the year plus average usage revenue of the prior year.  However, churn omits revenues attributable to sales to new clients and sales of additional products and services to existing clients as well as recurring services revenue. Nor do the renewal rates included in the usage revenue portion of churn differentiate between current and new customers. In both cases, the aggregated lost revenues and renewal rates are reflected in the churn rate.

Revenue, page 54

12.                                 We note from your disclosure on page 54 that during 2009 you faced increased pricing pressure on your COM solution. However, your revenue disclosure does not appear to address pricing fluctuations. Please disclose the extent to which pricing impacted your revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:  The Company respectfully advises the Staff that it is unable to determine the extent to which pricing pressure on its COM solution had an impact on revenue during 2009.  The Company’s revenue increased in 2009 due to sales of its various solutions, including its COM solution, to new clients and sales of additional modules and related services to existing clients.  The Company’s solutions are not sold on a one-size-fits-all basis, and the Company sells different functionality within a solution (and negotiates related pricing and other terms) to each new and existing NPO client based on the unique needs of that individual client.  The timing and amount of revenue that the Company recognizes in any particular period from such agreements depends on a variety of factors including the execution date of the agreement, the pricing and terms of the agreements themselves, the number of modules being deployed and the timing of the delivery of any necessary implementation and related services.  As a result, while the Company did perceive pricing pressure on sales of its COM solution as a result of the economic downturn in 2009, the Company is unable to determine to what extent such pressure impacted revenue during 2009 or in any other particular period.

Liquidity and Capital Resources, page 61

13.                                 We note accounts receivable is impacted by changes in sales activity and that sales activity grew at a faster rate than accounts receivable from 2008 to 2009.  Tell us how you considered providing an analysis of day’s sales outstanding for each period presented. Refer to Item 303(a)(1) of Regulation S-K.

Response:  The Company’s day’s sales outstanding (“DSOs”) were 55 days, 55 days and 52 days for 2007, 2008 and 2009, respectively, and thus the Company did not believe that changes in DSOs were material to an understanding of the Company’s liquidity and capital resources.  The Company does not expect any material change to its DSOs in 2010 and consequently does not believe that a change in DSOs should be highlighted to investors as a material driver in liquidity and capital resources.

Business, page 66

General

14.                                 With respect to any third-party statements presented in your prospectus, such as the market data from Giving USA Foundation and GuideStar USA, please supplementally provide us with the relevant portions of such reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared in connection with the registration statement or whether you commissioned any of the reports.

Response:  The Company is supplementally providing herewith the relevant portions of the articles or research cited in the Registration Statement.  These portions are marked to cross-reference such portions to the appropriate location in the prospectus. Of the articles and research cited in the Registration Statement, only the GuideStar USA report was commissioned by the Company for general marketing purposes. None of the reports containing such articles or research, including the Guidestar USA report, were prepared in connection with the Registration Statement.

Common Ground, page 74

15.                                 We note that you utilize salesforce.com’s Force.com cloud computing application platform to develop, package, and deploy Common Ground. Please describe your contractual relationship, if any, with salesforce.com.

Response:  The Company advises the Staff that the Company’s agreement with Salesforce.com is not materially different than the standard agreement on which salesforce.com offers its Force.com platform. In the event the agreement with salesforce.com were terminated for any reason, the Company would rely on the standard form of agreement to continue to offer Common Ground.

Our services, page 76

16.                                 We note from your website and your disclosure that your partner network allows you to provide additional services to your clients and that you are able to expand your deployment capacity. We also note that you rely on your partner network to deploy Common Ground.

Consider discussing in more detail how your partner network works, including how this helps you grow your client base, commissions paid, and how you rely on partners to deploy Common Ground.

Response:  The Company has revised the disclosure set forth on pages 78 through 79 in Amendment No. 1.

Operations, page 82

17.                                 Please disclose the term of your agreement with the third-party hosting facility in Sacramento. Also, please file this agreement as an exhibit to your registration statement. See Item 16 of Form S-l and Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:  The Company respectfully submits that the only application hosted at the Sacramento facility is the legacy GetActive system which the Company intends to discontinue by the end of 2010.  The term of the Company’s agreement with the Sacramento hosting facility expires on March 31, 2010 and will renew by its terms on a month-to-month basis until the Company ceases its hosting operations at the facility.  As a result, the Company does not believe that the agreement is material.

Executive Compensation

Compensation Discussion and Analysis

Determination of Compensation, page 99

18.                                 Please clarify whether and to what extent your Chief Executive Officer has a role in determining his own compensation.

Response:  The Company has revised the disclosure set forth on page 101 in Amendment No. 1.

Cash Incentive Plan, page 100

19.                                 Please disclose the specific target for net change in monthly recurring revenue in 2009, See Item 402(b)(2)(v) of Regulation S-K. To the extent that you believe disclosure of the target is not required because disclosure would result in competitive harm such that the target may be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the target should be afforded confidential treatment.

Response:  The Company respectfully submits that the disclosure of the specific targets for net change in monthly recurring revenue for 2009 would result in competitive harm, and the Company is omitting such information pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Disclosure of the targets would enable the Company’s competitors and current and prospective clients to determine the pricing at which the Company offers its solutions, especially to its key clients under its large contracts.  For instance, when the Company signs a sizable contract, it is reflected as a large net change in monthly recurring revenue for that quarter. Because the Company discloses its total clients, does not consistently enter into large contracts at regular intervals and pays bonuses under its cash incentive plan twice a year, there is significant risk that disclosing the target would enable clients and competitors to derive highly-sensitive pricing information.

The Company’s nonprofit clients treat highly confidential, and are very sensitive to the disclosure of, the amounts they pay to third parties who help these nonprofits raise funds and engage constituents.  Any risk of disclosure of contractual terms and pricing will harm the Company’s ability to sell its products and services, particularly to larger, enterprise nonprofits.  Disclosure of the net change in monthly recurring revenue would also hinder the Company’s ability to negotiate with existing or potential clients because they would be able to learn about any pricing concessions made to other clients by the Company and demand similar terms.

In addition, the nonprofit software and services market is very competitive, and to compete effectively, the Company must offer its software and services at competitive prices. The disclosure of net change in monthly recurring revenue, and by extension, the Company’s pricing, would substantially harm the Company’s competitive position and jeopardize its ability to effectively negotiate future sales of its solutions because the information would undoubtedly be used by the competitors.

In addition, the Company believes that net change in monthly recurring revenue could be misleading to investors and is not a good indicator of the Company’s subscriptions and services revenue.  The term “net change in monthly recurring revenue” is an internally-derived number based, in part, on the Company’s estimate of revenue that could occur over a year later or not at all and varies by product. In addition, this target is dependent on a range of items occurring, including client commitments, deployment milestones and sales promotions which can differ in time by several months up to over a year from when the Company can recognize the revenue under such contracts. Furthermore, the Company does not include any recurring services revenue in its internal calculation of net change in monthly recurring revenue even though a significant number of its client commitments contain recurring services revenue.

Disclosure of the net change in monthly recurring revenue target may also harm investors as it will reveal information regarding the Company’s relationships with its clients that will be used by competitors to the Company’s detriment.  For the reasons stated above, the Company believes that the targets must be kept confidential and not disclosed.

Summary Compensation Table, page 103

20.                                 We note the disclosure in footnote 1 to the summary compensation table. Please explain in greater detail why it appears in the table that each of your executive officers received a higher salary in 2009 than 2008 when no base salary increases were awarded in 2009.

Response:  The Company has revised the disclosure set forth on page 105 in Amendment No. 1.  The Company advises the Staff that raises in 2008 were not effective at the beginning of the year, and thus the amounts actually paid in 2008 and 2009 were different.

Description of Capital Stock

General, page 120

21.                                 The prospectus text is qualified in its entirety by reference to information that is not included in the prospectus. By qualifying these statements in their entirety, you appear to suggest that the prospectus text may not satisfy the disclosure standards specified in Rule 408. Please narrow the disclaimer accordingly.

Response:  The Company has revised the disclosure set forth on page 122 in Amendment No. 1.

Notes to Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Net Loss Per Share and Pro Forma Net Loss Per Share, page F-l 5

22.                                 Tell us how you considered ASC 260-10-45-67 in determining whether the preferred stock should be included in the computation of basic earnings per share regardless of the fact that the company has a net loss from operations in all periods presented. In this regard, tell us and disclose whether the convertible preferred shareholders have contractual obligations to share in the company’s losses.

Response:  The Company respectfully submits that the holders of convertible preferred stock do not have any contractual obligations to share in the Company’s losses and as such, the shares associated with the preferred stock have not been included in the computation of basic earnings per share.  The Company has revised the disclosures set forth on page F-16 in Amendment No. 1.

Note 9. Stock Option Exchange

Stock Warrants, page F-28

23.                                 We note that in conjunction with the GetActive acquisition, warrants that had been previously granted were converted into units consisting of the right to acquire Series P common stock and Series A convertible preferred stock. We further note that in certain circumstances, the maturity dates of the previously issued warrants were extended. Tell us how you considered the guidance in ASC 718-20-35 in accounting for the exchanges and/or modifications made to each warrant grant discussed in Note 9. Also, while we note that the preferred stock warrants are classified as liabilities pursuant to ASC 480-10-55, tell us how you considered the guidance in ASC 815-40-15 in determining the classification of your Series P common stock warrants.

Response:  The Company respectfully advises the Staff that as disclosed in Note 9 to the consolidated financial statements, as of December 31, 2009 there are 717,807 shares of common stock issuable upon the exercise of outstanding warrants. Of this total, 692,807 shares are issuable pursuant to originally issued preferred stock warrants that were subsequently converted into units in February 2007 in connection with the GetActive acquisition.  These units consist of rights to acquire shares of Series A convertible preferred stock and Series P common stock and are all classified as liabilities pursuant to ASC 480-10-55, with the carrying convertible value adjusted on a quarterly basis to fair value, with any changes in fair value reported in other income (expense).

The remaining 25,000 shares of common stock issuable upon the exercise of outstanding warrants consist of a right to acquire shares of Series P common stock issued in connection with a charitable contribution in May 2006.  The Company accounted for this warrant pursuant to ASC 505-50-30, whereby the fair value of the warrant was recorded on the measurement date, which was the same date as the date of issuance.  The fair value of this award using the Black-Scholes valuation method was $12,000 and was expensed immediately. Because the warrant is indexed to the Company’s common stock and is classified in stockholders’ equity, with a measurement date established on date of issuance, the warrant is not remeasured.

In connection with the October 2007 and July 2009 amendments to the debt facilities, the Company extended the term of certain warrant units for which 76,045 shares of common stock are reserved.  As noted above, these units are adjusted to fair value on a quarterly basis.  In connection with these modifications, the Company updated the expected term of the warrants for the related input into the Black-Scholes valuation model, which resulted in incremental expense recognition in 2007 and 2009 of $17,000 and $16,000, respectively.  The updated expected term was also included in the quarterly revaluation subsequent to the execution of the amendments.  The Company has revised the financial statement disclosures set forth on page F-29 through F-30 of Amendment No. 1.

24.                                 We note from your disclosures in Note 2 that the company recorded $1.6 million of other expense, $1.9 million of other income and $814,000 of other expense in fiscal 2007, 2008 and 2009, respectively, to reflect the change in the fair value of the preferred stock warrants. Tell us how you determined the fair value of your warrant liability at each balance sheet date and describe the methodology and assumptions used in your calculations. Ensure that your response includes the fair value of the underlying preferred stock used in your calculations. Also, please expand your discussion of preferred stock warrants in your critical accounting policy disclosures to include this information.

Response:  The Company respectfully advises the Staff that, as disclosed in Notes 2 and 9 to the consolidated financial statements, the preferred stock warrant liability is adjusted to fair market value on a quarterly basis, with any changes in fair value reported in other income (expense).  The fair value of the preferred stock warrant liability is estimated using the Black-Scholes valuation method.

One of the valuation inputs to the Black-Scholes model is the estimated fair value of the Series A convertible preferred stock.  In estimating the fair value of the Series A convertible preferred stock, the Company considers the following factors, among others: market transactions with preferred stockholders, quarterly valuation results for the common stock as determined by the Board of Directors, the rights and privileges of the Series A convertible preferred stockholders in comparison to the common stockholders and expectations of Series A convertible preferred stockholders regarding future possible liquidity events of the Company.

There have been no transactions with preferred stockholders since the Company’s preferred stock financing in the first half of 2007.  Therefore, the Company has placed a higher consideration on the other noted factors.  During a majority of the time period for the three years ended December 31, 2009, the Company has been in the process of seeking a liquidity event, either through an IPO or an acquisition of the Company.  When valuing the Series A convertible preferred stock in the IPO scenario, the Company utilized a market approach which estimates the fair value of a company by applying to that company the market multiples of publicly-traded companies.

When valuing the Series A convertible preferred stock in the acquisition scenario, the Company determines a business enterprise value using an income approach which estimates the present value of future debt-free cash flows, based on forecasted revenue and costs.  The Company then considers the rights and preferences of the various classes of preferred and common stockholders to determine the allocation of the business enterprise value to the various classes of stock.  The valuation estimates of any liquidity event has typically resulted in valuations in excess of the Series A convertible preferred liquidation preference of $2.00 per share, resulting in the Series A convertible preferred stock holders participating on an as-converted basis with the common stockholders in any liquidity event. Note that the liquidation preference is the primary preference right that the Series A convertible preferred stock has in comparison to the common stock and for this reason, the Company concluded that the estimated fair value of its common stock was also the best indicator of the fair value of the Series A convertible preferred stock and thus utilized the fair value of the common stock during the three years ended December 31, 2009 as a reasonable estimate of the fair value of the Series A convertible preferred stock.

For the other valuation inputs to the Black-Scholes valuation model, the Company utilized the following assumptions:  (1) estimated fair value of preferred stock — the fair value of the Company’s common stock; (2) exercise price — the exercise price of the warrant units; (3) expected life — the remaining term of the warrant units; (4) risk-free interest rate — the U.S. Treasury yield curve in place at each quarterly measurement date; (5) dividend yield — zero; (6) forfeiture rate — zero;  and (7) volatility — the same as used for the common stock option grants made during the quarter of each measurement, which the Company believes is a reasonable estimate to be used for the warrant units.

The Company noted during the three years ended December 31, 2009, there were two quarterly periods - the fourth quarter of 2008 and first quarter of 2009 - in which the estimated fair value of the common stock per share was lower that the liquidation preference per share of the Series A convertible preferred stock.  This difference was due in large part to the recession experienced by the U.S. economy and related credit crisis that peaked during this time period.  As these conditions were believed to be temporary in nature, the Company continued to utilize the estimated fair value of the common stock as the basis for the fair value of the Series A convertible preferred stock.

In preparing this response to the Staff, the Company analyzed what the financial impact of using the liquidation preference as the estimate of the fair value of the Series A convertible preferred stock during these two periods would have been, and determined that other expense would have been approximately $107,000 higher in 2008, with a corresponding decrease of $107,000 in 2009 when the liquidation preference would not have been applicable (i.e., at the time the value of the Company’s common stock exceeded levels at which holders of preferred stock would elect to receive their liquidation preference in lieu of converting the shares to common stock).  The Company does not believe this amount is material to the Company’s revenues or net losses during the 2008 and 2009 annual periods.  From a qualitative standpoint, the Company notes that these expenses are non-cash in nature and the Series A convertible preferred stock will convert into common stock assuming the completion of the IPO.  Therefore, from both a quantitative and a qualitative basis, the Company concluded the impact of this amount was not material.

The Company has revised its critical accounting policy disclosure for preferred stock warrants set forth on pages 46 through 47 and F-10 of Amendment No. 1.

Note 12.  Subsequent Events, page F-35

25.                                 Revise to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued pursuant to ASC 850-10-50-1.

Response:   The Company respectfully submits that the requirement to disclose the date through which subsequent events have been evaluated is no longer required pursuant to Accounting Standards Update 2010-09 which amends certain recognition and disclosure requirements for the reporting of subsequent events in filings made with the SEC. In accordance with this guidance, the Company has revised the disclosure set forth on page F-7 in Amendment No. 1 and has not revised the disclosure set forth on page F-36.

Item 16, Exhibits and Financial Statement Schedules, page II-6

General

26.                                 We note that a number of exhibits to your registration statement are to be filed by amendment. Please note that we will need sufficient time to review these exhibits, once filed, and that our review may result in additional comments on areas not previously commented on in your registration statement.

Response:  The Company acknowledges the Staff’s comment and has included the additional exhibits in Amendment No. 1.

*  *  *  *  *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the registration statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (512) 457-7090 or Ariane Chan at (512) 457-7005 if you have any questions regarding this letter or Amendment No. 1.

Sincerely,

DLA Piper LLP (US)

By:	/s/ John J. Gilluly III, P.C.
John J. Gilluly III, P.C.
cc:	Gene Austin, Convio, Inc. James Offerdahl, Convio, Inc.
Eric C. Jensen, Cooley Godward Kronish LLP John T. McKenna, Cooley Godward Kronish LLP

SCHEDULE 1

Comment No.	Page No. in Amendment No. 1
2	122
4	cover page
5	9
6	30
7	37
8	45
10	48, 53
11	56
16	78-79
18	101
20	105
21	122
22	F-16
23	F-29-F-30
24	46-47, F-10
25	F-7
26	II-6-II-7 and Index to Exhibits